UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             KINETIC CONCEPTS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                 49460W-01-0
                               (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 10, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 33


CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 2 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   STINSON CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3432358
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.52%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 3 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BK CAPITAL PARTNERS IV, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3139027
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.52%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 4 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     THE CARPENTERS PENSION TRUST
                                                  FOR SOUTHERN CALIFORNIA

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-6042875
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.52%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 5 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              UNITED BROTHERHOOD OF CARPENTERS
                                           AND JOINERS OF AMERICA LOCAL UNIONS
                                           AND COUNCILS PENSION FUND

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              35-6075035
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Washington, DC

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.52%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 6 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      INSURANCE COMPANY SUPPORTED
                                                   ORGANIZATIONS PENSION PLAN

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              13-6284703
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Washington, DC

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.52%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 7 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.52%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 8 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.52%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                     Page 9 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             ###-##-####
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  USA

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.52%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 10 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                           PRISM PARTNERS I, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-3172939
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.52%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 11 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     WEINTRAUB CAPITAL MANAGEMENT

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3151493
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.52%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 12 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                              JERALD M. WEINTRAUB

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             ###-##-####
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  USA

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        4,040,250**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   4,040,250**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  4,040,250**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.52%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 13 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                           FREMONT PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                   BK, OO

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 14 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                              FP ADVISORS, L.L.C.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                   BK, OO

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (limited liability company)

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 15 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                            FREMONT GROUP, L.L.C.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                   BK, OO

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (limited liability company)

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 16 of 33

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                          FREMONT INVESTORS, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                   BK, OO

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               Nevada

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

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14.  TYPE OF REPORTING PERSON                                               CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 17 of 33

Item 1.  Security and Issuer
----------------------------

This Amendment No. 5 to Schedule 13D relates to shares of common stock, par value $0.01 per share, (the "Common Stock") of Kinetic Concepts, Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 8023 Vantage Drive, San Antonio, Texas 78230. This Amendment is being filed because the Reporting Persons, as previously described in Amendment No. 4, have formed a group with the Fremont Group (as defined below) for the purpose and as described below.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is filed on behalf of Stinson Capital Partners, L.P., a California limited partnership ("Stinson"); BK Capital Partners IV, L.P., a California limited partnership ("BK IV"); the Carpenters Pension Trust for Southern California (the "Carpenters Trust"); United Brotherhood of Carpenters and Joiners of America Local Unions and Councils Pension Fund ("UBC"); Insurance Company Supported Organizations Pension Plan ("ICSOPP"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.; Prism Partners I, L.P., a California limited partnership ("Prism"); Weintraub Capital Management, a California general partnership ("WCM"); and Jerald M. Weintraub, the managing general partner of WCM; and Fremont Partners, L.P., a Delaware limited partnership ("Fremont Partners"), FP Advisors, L.L.C., a Delaware limited liability company ("FP Advisors"), Fremont Group, L.L.C., a Delaware limited liability company (the "Group") and Fremont Investors Inc., a Nevada corporation ("Fremont Investors", and together with Fremont Partners, FP Advisors and the Group, the "Fremont Group"). Stinson, BK IV, the Carpenters Trust, UBC, ICSOPP, RCBA L.P., RCBA Inc., and Richard C. Blum are referred to herein as the "Blum Reporting Persons." Prism, WCM, and Jerald M. Weintraub are referred to herein as the "Weintraub Reporting Persons." The Fremont Group, collectively, is referred to herein as the "Fremont Reporting Persons". The Blum Reporting Persons, the Weintraub Reporting Persons and the Fremont Reporting Persons are collectively referred to herein as the "Reporting Persons."

Blum Reporting Persons
----------------------

Stinson and BK IV are each a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of Stinson and BK IV, and an investment advisor to the Carpenters Trust, UBC and ICSOPP.

RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the


CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 18 of 33

State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA        President & Chairman
President, Chairman   Suite 400                           RCBA L.P.
and Director          San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway     Managing Director
Managing Director     Suite 400                           RCBA L.P.
and Director          San Francisco, CA 94133

Jeffrey W. Ubben      909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           of Investments,
of Investments        San Francisco, CA 94133             RCBA L.P.

Murray A. Indick      909 Montgomery St.       USA        Managing Director
Managing Director,    Suite 400                           and General Counsel,
General Counsel and   San Francisco, CA 94133             RCBA L.P.
Secretary

George F. Hamel, Jr.  909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           of Marketing,
of Marketing          San Francisco, CA 94133             RCBA L.P.

Marc T. Scholvinck    909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           and Chief Financial
and Chief Financial   San Francisco, CA 94133             Officer,
Officer                                                   RCBA, L.P.

Thomas L. Kempner     40 Wall Street           USA        Chairman, Loeb
Director              New York, NY 10005                  Partners Corporation,
                                                          Investment Banking
                                                          Business



CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 19 of 33

The Carpenters Trust is a trust, governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the executive officers and trustees of the Carpenters Trust, their addresses, citizenship and principal occupation are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Kim Fromer            22225 Acorn Street       USA        President,
Trustee               Chatsworth, CA 91311                Fromer, Inc.

Curtis Conyers, Jr.   4719 Exposition Blvd.    USA        President,
Trustee               Los Angeles, CA 90016               Richard Lane Company

Richard Harris        292 North Wilshire       USA        General Manager,
Trustee               Anaheim, CA 92801                   Wesseln Construction
                                                          Company, Inc.

Ralph Larison         1925 Water Street        USA        President,
Trustee               Long Beach, CA 90802                Connolly-Pacific Co.
Bert Lewitt           2901 28th Street         USA        President, Morley
Trustee               Santa Monica, CA 90405              Construction Co.

Ronald W. Tutor       15901 Olden Street       USA        President,
Co-Chairman,          Sylmar, CA 91342                    Tutor-Saliba Corp.
Trustee

J.D. Butler           412 Dawson Drive         USA        Executive Secretary,
Trustee               Camarillo, CA 93010                 Gold Coast District
                                                          Council of Carpenters

James K. Bernsen,     520 South Virgil Ave     USA        Secretary-Treasurer,
Trustee               Los Angeles, CA 90020               Southern California-
                                                          Nevada Regional
                                                          Council of Carpenters

Douglas J. McCarron,  520 South Virgil Ave     USA        Secretary-Treasurer,
Co-Chairman,          Los Angeles, CA 90020               Southern California
Trustee                                                   District Council of
                                                          Carpenters

Bill Perry            520 South Virgil Ave     USA        Retired
Trustee               Los Angeles, CA 90020

Buddy Self            911 20th Street          USA        Financial Secretary,
Trustee               Bakersfield, CA 91301               Carpenters Local
                                                          Union 743



CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 20 of 33

UBC is a trust governed by a board of trustees. Its principal office is located at 101 Constitution Avenue, N.W., Washington, DC 20001. The name, address, citizenship and principal occupation of the executive officers and trustees are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Douglas J. McCarron,  520 South Virgil Ave     USA        General President,
General President     Los Angeles, CA 90020               UBC
and Trustee

Douglas J. Banes,     101 Constitution Ave NW  USA        First General Vice
First General Vice    Washington, DC 20001                President, UBC
President and
Trustee

Andres J. Silins,     101 Constitution Ave NW  USA        Second General Vice
Second General Vice   Washington, DC 20001                President, UBC
President and
Trustee

Byron G. Black        150 Cambria Road North   USA        Business Representa-
                      Goderich, Ontario                   tive, Carpenters
                      N7A 2R1                             Local Union 2222

Kenneth H. Busch      130 Tri-County Parkway   USA        Secretary and Busi-
                      Suite 403                           ness Manager, South-
                      Cincinnati, OH 45246                west Ohio District
                                                          Council of Carpenters

Jim R. Green          448 Hegenberger Road     USA        Executive Secretary,
                      Oakland, CA 94621-1418              Bay Counties District
                                                          Council of Carpenters

ICSOPP is a trust, governed by a board of trustees. The principal administrative office of ICSOPP is located at 1130 Connecticut Avenue, N.W., Washington, D.C. 20036. The name, business address and present principal occupation of each of the trustees and executive officers of ICSOPP are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Robert E. Vagley      American Insurance Assn  USA        President, American
Fiduciary             1130 Connecticut Ave NW             Insurance Assn
                      Washington, DC 20036



CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 21 of 33

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Fred R. Marcon        Insurance Svcs Office    USA        President, Insurance
Fiduciary             7 World Trade Center                Services Office
                      New York, NY 10048

Gail P. Norstrom      Industrial Risk Insurers USA        President & CEO
Fiduciary             85 Woodland Street                  Industrial Risk
                      Hartford, CT 06102                  Insurers

A. James Brodsky      Insurance Company        USA        Director, Insurance
Director              Supported Organizations             Company Supported
                      Pension Plan and Trust              Organizations
                      1130 Connecticut Ave NW             Pension Plan and
                      Washington, DC 20036                Trust


Weintraub Reporting Persons
---------------------------

Prism is a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, CA 94133. WCM is the sole general partner of Prism.

WCM is a California general partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. WCM is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The general partners of WCM are Jerald M. Weintraub and Melody R. Howe Weintraub. The address, citizenship and principal occupations of the general partners of WCM are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Jerald M. Weintraub   909 Montgomery Street      USA      Managing General
Managing General      Suite 400                           Partner, Weintraub
Partner               San Francisco, CA 94133             Capital Management

Melody R. Howe        909 Montgomery Street      USA      Political Consultant
   Weintraub          Suite 400
General Partner       San Francisco, CA 94133




CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 22 of 33

Fremont Reporting Persons
-------------------------

Fremont Partners is a Delaware limited partnership. Its principal office is located at 50 Fremont Street, Suite 3700, San Francisco, California 94105. The sole general partner, its address, citizenship and principal occupation are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

FP Advisors           50 Fremont Street          USA      Not Applicable
                      Suite 3700
                      San Francisco, CA 94105

FP Advisors is a Delaware limited liability company. Its principal office is located at 50 Fremont Street, Suite 3700, San Francisco, California 94105. The sole managing partner of FP Advisors, its address, citizenship and principal occupation are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

The Group             50 Fremont Street          USA      Not Applicable
                      Suite 3700
                      San Francisco, CA 94105

The Group is a Delaware limited liability company. Its principal office is located at 50 Fremont Street, Suite 3700, San Francisco, California 94105. The names of the sole manager, the executive officers and directors of the Group, their addresses, citizenship and principal occupation are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Fremont Investors     50 Fremont Street          USA      Not Applicable
                      Suite 3700
                      San Francisco, CA 94105

A.M. Dachs            50 Fremont Street          USA      President, Chief
President, Chief      Suite 3700                          Executive Officer
Executive Officer     San Francisco, CA 94105             and Director of the
and Director                                              Group and Fremont
                                                          Investors

S.D. Bechtel, Jr.     50 Fremont Street          USA      Chairman Emeritus
Chairman Emeritus     Suite 3700                          Bechtel Group, Inc.
and Director          San Francisco, CA 94105             and the Group



CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 23 of 33

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard E. Cavanagh   50 Fremont Street          USA      President and Chief
Director              Suite 3700                          Executive Officer of
                      San Francisco, CA 94105             the Conference
                                                          Board, Inc.

H.J. Haynes           50 Fremont Street          USA      Director and Senior
Director              Suite 3700                          Counselor
                      San Francisco, CA 94105             Bechtel Group, Inc.

C.W. Hull             50 Fremont Street          USA      Chairman
Director              Suite 3700                          Energy Asset
                      San Francisco, CA 94105             Management, L.L.C.

R. Jaunich II         50 Fremont Street          USA      Managing Director
Managing Director     Suite 3700                          and Director
and Director          San Francisco, CA 94105             The Group and
                                                          Fremont Investors

G.H. Lamphere         50 Fremont Street          USA      Managing Director
Managing Director     Suite 3700                          and Director
and Director          San Francisco, CA 94105             The Group and
                                                          Fremont Investors

D.L. Redo             50 Fremont Street          USA      President and Chief
Managing Director     Suite 3700                          Executive Officer
and Director          San Francisco, CA 94105             Fremont Investment
                                                          Advisors, Inc.

G.P. Shultz           50 Fremont Street          USA      Director and Senior
Director              Suite 3700                          Counselor
                      San Francisco, CA 94105             Bechtel Group, Inc.

J.W. Weiser           50 Fremont Street          USA      Director and Senior
Director              Suite 3700                          Counsel
                      San Francisco, CA 94105             Bechtel Group, Inc.

J.D. Mahaffey         50 Fremont Street          USA      President
Managing Director     Suite 3700                          Fremont Energy L.P.
                      San Francisco, CA 94105

J.S. Higgins          50 Fremont Street          USA      Managing Principal
Managing Principal    Suite 3700                          and Chief Financial
and Chief Financial   San Francisco, CA 94105             Officer of The Group
Officer                                                   and Fremont Investors



CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 24 of 33

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

R.S. Kopf             50 Fremont Street          USA      Managing Principal,
Managing Principal,   Suite 3700                          General Counsel and
General Counsel and   San Francisco, CA 94105             Secretary, The Group
Secretary                                                 and Fremont Investors

D.W. Aronson          50 Fremont Street          USA      Treasurer, The Group
Treasurer             Suite 3700                          and Fremont Investors
                      San Francisco, CA 94105

Fremont Investors is a Nevada corporation. Its principal office is located at 50 Fremont Street, Suite 3700, San Francisco, California 94105. The names of the executive officers and directors of Fremont Investors, their addresses, citizenship and principal occupation are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

A.M. Dachs            50 Fremont Street          USA      President, Chief
President, Chief      Suite 3700                          Executive Officer
Executive Officer     San Francisco, CA 94105             and Director of the
and Director                                              Group and Fremont
                                                          Investors

S.D. Bechtel, Jr.     50 Fremont Street          USA      Chairman Emeritus
Chairman Emeritus     Suite 3700                          Bechtel Group, Inc.
and Director          San Francisco, CA 94105             and Fremont Investors

Richard E. Cavanagh   50 Fremont Street          USA      President and Chief
Director              Suite 3700                          Executive Officer of
                      San Francisco, CA 94105             the Conference
                                                          Board, Inc.

H.J. Haynes           50 Fremont Street          USA      Director and Senior
Director              Suite 3700                          Counselor
                      San Francisco, CA 94105             Bechtel Group, Inc.

C.W. Hull             50 Fremont Street          USA      Chairman
Director              Suite 3700                          Energy Asset
                      San Francisco, CA 94105             Management, L.L.C.

R. Jaunich II         50 Fremont Street          USA      Managing Director
Managing Director     Suite 3700                          and Director
and Director          San Francisco, CA 94105             The Group and
                                                          Fremont Investors



CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 25 of 33

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

G.H. Lamphere         50 Fremont Street          USA      Managing Director
Managing Director     Suite 3700                          and Director
and Director          San Francisco, CA 94105             The Group and
                                                          Fremont Investors

D.L. Redo             50 Fremont Street          USA      President and Chief
Managing Director     Suite 3700                          Executive Officer
and Director          San Francisco, CA 94105             Fremont Investment
                                                          Advisors, Inc.

G.P. Shultz           50 Fremont Street          USA      Director and Senior
Director              Suite 3700                          Counselor
                      San Francisco, CA 94105             Bechtel Group, Inc.

J.W. Weiser           50 Fremont Street          USA      Director and Senior
Director              Suite 3700                          Counsel
                      San Francisco, CA 94105             Bechtel Group, Inc.

J.D. Mahaffey         50 Fremont Street          USA      President
Managing Director     Suite 3700                          Fremont Energy L.P.
                      San Francisco, CA 94105

J.S. Higgins          50 Fremont Street          USA      Managing Principal
Managing Principal    Suite 3700                          and Chief Financial
and Chief Financial   San Francisco, CA 94105             Officer of The Group
Officer                                                   and Fremont Investors

R.S. Kopf             50 Fremont Street          USA      Managing Principal,
Managing Principal,   Suite 3700                          General Counsel and
General Counsel and   San Francisco, CA 94105             Secretary, The Group
Secretary                                                 and Fremont Investors

D.W. Aronson          50 Fremont Street          USA      Treasurer, The Group
Treasurer             Suite 3700                          and Fremont Investors
                      San Francisco, CA 94105

                                   *   *   *

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 26 of 33

Neither the Blum Reporting Persons, the Weintraub Reporting Persons nor the Fremont Reporting Persons are responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of securities was the working capital of the Blum Reporting Persons and the Weintraub Reporting Persons. As of this date, the Fremont Group does not own any securities of the Issuer. Should the Blum Reporting Persons and the Fremont Reporting Persons decide to acquire control of the Issuer, the source of funds to be used in the acquisition may differ for each group. The Blum Reporting Persons intend to use as their source of funds capital from commercial bank loans and/or security issuances. The Fremont Reporting Persons would intend to use as their source of funds capital from commercial bank loans and/or security issuances.

Item 4.  Purpose of Transaction
-------------------------------

The Blum Reporting Persons and the Weintraub Reporting Persons previously acquired the securities of the Issuer in the ordinary course of their respective businesses, which is the investment business.

In the ordinary course of that business, the Blum Reporting Persons may discuss from time to time with representatives of the Issuer and with selected shareholders of the Issuer ideas that the Blum Reporting Persons believe might enhance shareholder value, including ideas that might, if effected, result in any of the following: the acquisition by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer. Depending upon market conditions and other factors, the Blum Reporting Persons may acquire additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions or other factors, the Blum Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they own beneficially.

On May 29, 1997, the Issuer announced publicly that it had retained the investment banking firm of Alex. Brown & Sons, Inc. ("Alex. Brown") "to help it explore strategic options and ways to increase shareholder value." Alex. Brown subsequently notified Blum Reporting Persons that indications of interest concerning the Issuer are due by July 10, 1997.

On July 10, 1997, the Blum Reporting Persons and the Fremont Reporting Persons agreed to submit a joint indication of interest to the Issuer, through Alex. Brown. Depending on the Issuer's response to the joint indication of interest, the Blum Reporting Persons and the Fremont Reporting Persons agreed to proceed, as a group, to attempt to acquire control of the Issuer in a friendly, privately-negotiated transaction with the Issuer and the Issuer's controlling shareholder.


CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 27 of 33


Other than as set forth in this statement, the Blum Reporting Persons, the Weintraub Reporting Persons and the Fremont Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's most recent Form 10-Q, there were 42,442,535 shares of Common Stock issued and outstanding as of April 30, 1997. Based on such information the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:

Shares of Common                            Percentage
Name                     Stock Owned          Owned
-------------------   -------------------   -----------

Stinson                     444,200              1.05%
BK IV                       151,000              0.36%
Carpenters Trust          2,176,950              5.13%
UBC                         340,100              0.80%
ICSOPP                      315,700              0.74%
Prism                       252,000              0.59%
                          ---------              -----
Total                     3,679,950              8.67%
                          =========              =====

In addition, because RCBA L.P. has voting and investment power with respect to 360,300 shares that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power with respect to the above shares held by Stinson, BK IV, Carpenters Trust, UBC, ICSOPP and The Common Fund are held solely by RCBA L.P. The Blum Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 3,788,250 shares of the Common Stock, which is 8.93% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any


CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 28 of 33

of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

Voting and investment power with respect to the above shares held by Prism are held solely by WCM. The Weintraub Reporting Persons therefore may be deemed to be members in a group, in which case each Weintraub Reporting Person would be deemed to have beneficial ownership of an aggregate of 252,000 shares of the Common Stock, which is 0.59% of the outstanding Common Stock. As the managing general partner of WCM, Jerald M. Weintraub might be deemed to be the
beneficial owner of the securities beneficially owned by WCM.   Although
Jerald M. Weintraub is joining in this Schedule as a Weintraub Reporting Person, the filing of this Schedule shall not be construed as an admission that he is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by WCM.

Certain of the shares of Common Stock owned by the Reporting Persons were acquired in block trades by the Blum Reporting Persons and the Weintraub Reporting Persons. These shares were then divided among the Reporting Persons. Because of the block trades, the Blum Reporting Persons and the Weintraub Reporting Persons may be deemed to have constituted a group for purposes of acquiring certain shares of the stock. Thus, the Reporting Persons have reported their holdings in aggregate on Lines 8, 10, 11, and 13 of Schedule 13D, i.e., 4,040,250 shares of Common Stock, which is 9.52% of the outstanding Common Stock. Although each of the Reporting Persons identified might be deemed to be part of a group by virtue of the acquisition of the shares specified in the first sentence of this paragraph, they all, except as disclosed herein, disclaim acting as a group and disclaim "beneficial ownership" in the shares of each of such persons (other than himself, herself, or itself). No Blum Reporting Person has the right or power to, and does not exercise any control over, the management of policies of any Weintraub Reporting Person or exercise investment discretion over any account managed by any Weintraub Reporting Person. Conversely, no Weintraub Reporting Person has the right or power to, and does not exercise any control over, the management or policies of any Blum Reporting Person or exercise investment discretion over any account managed by any Blum Reporting Person.

As of this date, the Fremont Group does not own any securities of the Issuer. Moreover, the Fremont Group expressly disclaims beneficial ownership of any of the securities of the Issuer, including but not limited to those securities of the Issuer owned by the Blum Reporting Persons or the Weintraub Reporting Persons.

(c), (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------
None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the


CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 29 of 33

transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, or (ii) as noted above, RCBA L.P. has the power to vote and dispose of the Common Stock held by it for the benefit of the Common Fund.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.


CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 30 of 33

                                  SIGNATURES

After reasonable inquiry and to the best or our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 1997

RICHARD C. BLUM & ASSOCIATES, L.P.     RICHARD C. BLUM & ASSOCIATES, INC.

By  /s/ Murray A. Indick               By  /s/ Murray A. Indick
    -------------------------------        -----------------------------------
    Murray A. Indick                       Murray A. Indick
    Managing Director                      Managing Director, General Counsel
    and General Counsel                    and Secretary

STINSON CAPITAL PARTNERS, L.P.         /s/ N. Colin Lind
BK CAPITAL PARTNERS IV, L.P.           ---------------------------------------
                                       RICHARD C. BLUM

By  Richard C. Blum & Associates,      By  N. Colin Lind,
    L.P., its General Partner              Attorney-in-Fact

    By  /s/ Murray A. Indick           THE CARPENTERS PENSION TRUST FOR
        ---------------------------    SOUTHERN CALIFORNIA
        Murray A. Indick
        Managing Director              UNITED BROTHERHOOD OF CARPENTERS
        and General Counsel            AND JOINERS OF AMERICA LOCAL UNIONS
                                       AND COUNCILS PENSION FUND
PRISM PARTNERS I, L.P.
                                       INSURANCE COMPANY SUPPORTED
By  Weintraub Capital Management,      ORGANIZATIONS PENSION PLAN
    its General Partner
                                       By  Richard C. Blum & Associates, L.P.,
    By  /s/ Jerald M. Weintraub            its Investment Advisor
        -----------------------
        Jerald M. Weintraub                 By  /s/ Murray A. Indick
        Managing General Partner               -------------------------------
                                               Murray A. Indick
WEINTRAUB CAPITAL MANAGEMENT                   Managing Director
                                               and General Counsel
By  /s/ Jerald M. Weintraub
    ---------------------------
    Jerald M. Weintraub,
    Managing General Partner

/s/ Jerald M. Weintraub                       [CONTINUED ON NEXT PAGE]
-------------------------------
JERALD M. WEINTRAUB



CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 31 of 33


FREMONT PARTNERS, L.P.
FP ADVISORS
FREMONT GROUP, L.L.C.
FREMONT INVESTORS, INC.

By  /s/ R.S. Kopf
    ---------------------------
    R.S. Kopf
    Executive Officer or Executive
    Officer of a Partner of each
    Fremont Reporting Person



CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 32 of 33

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  July 10, 1997

RICHARD C. BLUM & ASSOCIATES, L.P.     RICHARD C. BLUM & ASSOCIATES, INC.

By  /s/ Murray A. Indick               By  /s/ Murray A. Indick
    -------------------------------        -----------------------------------
    Murray A. Indick                       Murray A. Indick
    Managing Director                      Managing Director, General Counsel
    and General Counsel                    and Secretary

STINSON CAPITAL PARTNERS, L.P.         /s/ N. Colin Lind
BK CAPITAL PARTNERS IV, L.P.           ---------------------------------------
                                       RICHARD C. BLUM

By  Richard C. Blum & Associates,      By  N. Colin Lind,
    L.P., its General Partner              Attorney-in-Fact

    By  /s/ Murray A. Indick           THE CARPENTERS PENSION TRUST FOR
        ---------------------------    SOUTHERN CALIFORNIA
        Murray A. Indick
        Managing Director              UNITED BROTHERHOOD OF CARPENTERS
        and General Counsel            AND JOINERS OF AMERICA LOCAL UNIONS
                                       AND COUNCILS PENSION FUND
PRISM PARTNERS I, L.P.
                                       INSURANCE COMPANY SUPPORTED
By  Weintraub Capital Management,      ORGANIZATIONS PENSION PLAN
    its General Partner
                                       By  Richard C. Blum & Associates, L.P.,
    By  /s/ Jerald M. Weintraub            its Investment Advisor
        -----------------------
        Jerald M. Weintraub                 By  /s/ Murray A. Indick
        Managing General Partner               -------------------------------
                                               Murray A. Indick
WEINTRAUB CAPITAL MANAGEMENT                   Managing Director
                                               and General Counsel
By  /s/ Jerald M. Weintraub
    ---------------------------
    Jerald M. Weintraub,
    Managing General Partner

/s/ Jerald M. Weintraub                       [CONTINUED ON NEXT PAGE]
-------------------------------
JERALD M. WEINTRAUB


CUSIP NO. 49460W-01-0            SCHEDULE 13D                    Page 33 of 33


FREMONT PARTNERS, L.P.
FP ADVISORS
FREMONT GROUP, L.L.C.
FREMONT INVESTORS, INC.

By  /s/ R.S. Kopf
    ---------------------------
    R.S. Kopf
    Executive Officer or Executive
    Officer of a Partner of each
    Fremont Reporting Person